Issuer Free Writing Prospectus filed pursuant to Rule 433 under the Securities Act of 1933 supplementing the Preliminary Prospectus dated November 7, 2012

Registration No. 333-181470

November 7, 2012

iStar Financial Inc.

Pricing Term Sheet

7.125% Senior Notes due 2018

This pricing term sheet is qualified in its entirety by reference to the preliminary prospectus supplement dated November 7, 2012 and the accompanying prospectus (together, the “Preliminary Prospectus”). The information in this pricing term sheet supplements the Preliminary Prospectus and updates and supersedes the information in the Preliminary Prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus. Capitalized terms used and not defined herein have the meanings assigned to them in the Preliminary Prospectus.

Issuer:	iStar Financial Inc.
Title of Security:	7.125% Senior Notes due 2018
Ranking:	Senior unsecured notes
Size:	$300,000,000
Gross proceeds:	$300,000,000
Net proceeds (before expenses):	$294,000,000
Maturity:	February 15, 2018
Coupon:	7.125%
Public offering price:	100%, plus accrued and unpaid interest from November 13, 2012.
Yield to maturity:	7.125%
Spread to Benchmark Treasury:	+645 basis points
Benchmark Treasury:	UST 0.750% due 10/31/17
Interest Payment Dates:	Semi-annually on February 15 and August 15, commencing August 15, 2013
Record Dates:	February 1 and August 1
Equity Clawback:	N/A
Optional Redemption:	Make-whole call @ T+50 bps
Change of Control:

If a Change of Control Triggering Event occurs, each holder will have the right to require that the company purchase all or a portion of such holder’s Notes at a purchase price equal to 101% of the principal amount of such notes plus accrued and unpaid interest to, but excluding, the date of repurchase.

Trade Date:	November 7, 2012
Settlement Date:	T+3; November 13, 2012
Distribution:	SEC registered
CUSIP:	45031U BQ3
ISIN:	US45031UBQ31
Denominations/Multiple:	$2,000 x $1,000
Joint Bookrunners:	Merrill Lynch, Pierce, Fenner & Smith Incorporated
Barclays Capital Inc.
J.P. Morgan Securities LLC
Use of Proceeds:	The company will use the net proceeds from the offering to refinance existing indebtedness.
Concurrent Convertible Notes Offering:	On the Settlement Date, the Issuer will issue $175,000,000 3.00% Convertible Senior Notes due 2016, subject to customary closing conditions. The underwriters in that offering were granted an option, exercisable within 30 days of the Trade Date, to purchase up to an additional $25,000,000 of such notes.  Neither the completion of this offering nor the completion of the Convertible Notes Offering is contingent on the completion of the other offering.

Changes from Preliminary Prospectus:

In addition to the pricing information set forth above, the Preliminary Prospectus will be updated to reflect the increase in the size of the offering.  Consequently, (i) the first paragraph under the heading “Use of Proceeds” is deemed deleted and replaced in its entirety with the following:

The net proceeds from the sale of the Notes, after deducting underwriting discounts and commissions and fees and expenses related to the offering, are expected to be approximately $293.5 million. We will use a portion of the net proceeds from this offering and the Convertible Notes Offering to redeem the remaining $67 million aggregate principal amount of our 6.5% Senior Notes due 2013, and the remainder of the net proceeds from this offering and the Convertible Notes Offering to redeem approximately $381 million aggregate principal amount of our 8.625% Senior Notes due 2013. Neither the completion of this offering of Notes nor the Convertible Notes Offering is contingent on the completion of the other offering. If the Convertible Notes Offering is not completed, the aggregate principal amount of 8.625% Senior Notes due 2013 redeemed will be approximately $216 million. In the event that the Convertible Notes Offering is completed and the underwriters exercise their option to purchase additional Convertible Notes in full, then the aggregate principal amount of 8.625% Senior Notes due 2013 redeemed will be approximately $405 million.

and (ii) the table under the heading “Capitalization” is deemed deleted and replaced with the following:

	As of June 30, 2012
	Actual	Pro Forma(1)	Pro Forma as Adjusted(2)
	(in thousands)
Secured credit facilities:(3)
2011 Tranche A-1 Facility due 2013	$646,068	$—	$—
2011 Tranche A-2 Facility due 2014	1,450,000	—	—
2012 Tranche A-1 Facility due 2016	328,605	328,605	328,605
2012 Tranche A-2 Facility due 2017	470,000	470,000	470,000
2012 Facility due 2017	—	1,820,000	1,820,000
Term loans:
Term loan collateralized by net lease assets	238,425	238,425	238,425
Unsecured notes:
LIBOR + 0.50% Convertible Notes due 2012	469,166	—	—
8.625% Senior Notes due 2013	501,701	501,701	120,450
5.95% Senior Notes due 2013	448,453	448,453	448,453
6.5% Senior Notes due 2013	67,055	67,055	—
5.70% Senior Notes due 2014	200,601	200,601	200,601
6.05% Senior Notes due 2015	105,765	105,765	105,765
5.875% Senior Notes due 2016	261,403	261,403	261,403
5.85% Senior Notes due 2017	99,722	99,722	99,722
9.0% Senior Notes due 2017	275,000	275,000	275,000
7.125% Senior Notes due 2018	—	—	300,000
3.00% Convertible Senior Notes due 2016	—	—	175,000
Other debt obligations:
Trust preferred securities	100,000	100,000	100,000
Total debt obligations	$5,661,964	$4,916,730	$4,943,425

(1)         Since June 30, 2012 and through October 15, 2012, we have (i) repaid $469.2 million of our senior unsecured convertible notes due October 2012; (ii) repaid $276.1 million of borrowings outstanding under the 2011 Credit Agreement; and (iii) used net proceeds from the New Credit Agreement to refinance the remaining $1.82 billion balance outstanding under the 2011 Credit Agreement.

(2)         If the Convertible Notes Offering is not completed, the aggregate principal amount of 8.625% Senior Notes due 2013 redeemed will be approximately $216 million.  In the event that the Convertible Notes Offering is completed and the underwriters exercise their option to purchase additional Convertible Notes in full, then the aggregate principal amount of 8.625% Senior Notes due 2013 redeemed will be approximately $405 million.

(3)         The due dates of the secured credit facilities reflect their scheduled maturity dates.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling:

BofA Merrill Lynch	1-800-294-1322 (toll free)
Barclays Capital Inc.	1-888-603-5847 (toll free)
J.P. Morgan Securities LLC	1-800-245-8812 (toll free)

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